POULTON & YORDAN
                                ATTORNEYS AT LAW
--------------------------------------------------------------------------------
RICHARD T. LUDLOW

                                 April 14, 2006



April Sifford
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re:    BMB Munai, Inc.
                         Item 4.02 Form 8-K
                         Filed March 28, 2006
                         File No.: 0-28638


Dear Ms. Sifford:

         At the request of the management of BMB Munai, Inc., (the "Company" or "BMB Munai") I am responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated March 29, 2006. Following are the responses to your comments.

1. We note you intend to file restated financial statements. However, you have not indicated how or when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

         On March 13, 2006 the Company filed a first amendment to its annual report on Form 10-KSB/A-1, which included restated financial statements for the fiscal year ended March 31, 2005, and a first amendment to its quarterly report on Form 10-QSB/A-1 for the quarter ended June 30, 2005, which included restated financial statements for the quarter ended June 30, 2005. On March 14, 2006, the Company filed a first amendment to each of its quarterly reports for the quarters ended September 30, 2005 and December 31, 2005, each of which included restated financial statements for the applicable periods. Each of these reports was filed with the Commission via its Edgar system.

2. Please tell us if your certifying officers have reconsidered the effect of the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the period ended March 31, 2005



                      POULTON & YORDAN    TELEPHONE: 801-355-1341
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
Ms. April Sifford
April 14, 2006
Page 2


     and Forms 10-QSB for the periods ended June 30, September 30, and December 31, 2005 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended March 31, 2006.

         As disclosed in each of the aforementioned amended reports, in light of the Company's determination that the restatement of its proved reserves as contained in the Reserve and Economic Evaluation prepared by Chapman Petroleum as of April 1, 2005 (the "Chapman Report") resulted in the need for the Company to restate the financial statements contained in its annual report for the year ended March 31, 2005 and its quarterly reports for the quarters ended June 30, 2005, September 30, 2005 and December 31, 2005, the Company carried out an evaluation of the effectiveness of its disclosure controls and procedures as of the end of each of the periods covered by each of the amended reports. In accordance with Exchange Act Rules 13a-15 and 15d-15 and under the supervision and with the participation of management, including the Company's certifying officers, the Company evaluated the accounting procedures and controls in place and determined that the accounting for depletion was properly carried out based on the proved reserves figures contained in the original Chapman Report. Management, including the Company's certifying officers, evaluated the process by which management selected Chapman Petroleum to perform the independent evaluation of the Company's reserves and determined that management performed proper and adequate due diligence to investigate and assess the qualifications, expertise and ability of Chapman Petroleum to perform the independent evaluation of the Company's petroleum reserves to the applicable SEC reporting standards. The certifying officers have evaluated the Company's communications with Chapman Petroleum and determined that the scope and purpose for which Chapman Petroleum was retained to evaluate the Company's reserves was clearly and appropriately communicated to Chapman Petroleum. The certifying officers have undertaken an investigation to confirm that information provided by the Company to Chapman Petroleum was correct. The certifying officers have also investigated to determine whether the Company had or has certain policies in place, such as performance based compensation tied to reserve balances, which could have resulted in undue pressure to inflate proved reserves and determined that it did not, at the time of the reserve evaluation, nor does it currently have any such policies in place. Based on this evaluation, the Company's certifying officers have concluded that the restatement of the Company's financial statements resulting from the restatement of its proved reserves as contained in the Chapman Report was not the result of ineffective disclosure controls and procedures. This continues to hold true for our current evaluation of disclosure controls and procedures as of our fiscal year end March 31, 2006.

         Attached to this letter, please find a statement from the Company acknowledging that:
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Ms. April Sifford
April 14, 2006
Page 3


         o the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States; and

         o the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                     Very truly yours,

                                                     POULTON & YORDAN

                                                     Richard T. Ludlow
                                                     Attorney at Law

                                 April 14, 2006


April Sifford
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re:   BMB Munai, Inc.
                        Item 4.02 Form 8-K
                        Filed March 28, 2006
                        File No.: 0-28638

Dear Ms. Sifford:

         In connection with the Company's responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated March 29, 2006, the Company acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States; and

         o it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require additional information, please contact me directly.

                                                        Sincerely,

                                                          /s/ Adam R. Cook

                                                        Adam R. Cook
                                                        Corporate Secretary